Union Drilling, Inc. 4055 International Plaza Suite 610 Fort Worth, TX 76109 Phone: 817-735-8793 Fax: 817-546-4378

July 26, 2007

Mr. Karl Hiller

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	Union Drilling, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
Form 10-Q for the quarter ended March 31, 2007
Filed May 9, 2007
File No. 0-51630

Dear Mr. Hiller:

The following discussion and analysis responds to the comments made by the staff (the “Staff”) of the SEC in its letter dated July 16, 2007 (the “Comment Letter”). To facilitate reference, the Staff’s comments have been inserted first in italics under the topic headings. Please be advised that the use of the terms “the Company”, “we”, “us” and “our” refers to Union Drilling, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements and Supplementary Date, page 35

Note 2 – Description of Business and Summary of Significant Accounting Policies, page 43

Income Taxes, page 47

We note your response to prior comment 3, describing the financial statement impact of the adjustments related to the income tax errors pertaining to 2005 and earlier years that were recorded in the year ended December 31, 2006; also clarifying that costs which are not fully deductible for tax purposes were treated as such prior to 2006. Please provide a quantitative analysis of the error, showing the impact on each of the quarters for the year ended December 31, 2005; and for each annual period prior to 2006, rather than limiting your analysis to the cumulative amount in 2005. Also, please tell us when you became aware of the error, how it was detected, and who it was that discovered the error. Please discuss your view on the significance of this being a recurring, rather than an isolated, error, as it relates to your consideration of all qualitative and quantitative factors.

The misstatement from per diem amounts paid to field personnel for meals and incidental expenses being treated as fully deductible for tax purposes was discovered by the Company’s management as part of our review of the income tax reporting process that was performed during the implementation phase of Section 404 of the Sarbanes-Oxley Act which occurred during third quarter of 2006. During the periods that this error recurred, the Company was not subject to Section 404 of the Sarbanes-Oxley Act, was outsourcing most of the tax functions, and was generally not paying taxes due to the use of net operating loss carryforwards. Prior to April 1, 2005, the Company had a full valuation allowance recorded against its deferred tax asset balance so the error had no effect on the financial statements prior to that time. The error also occurred at our acquired subsidiary, Thornton Drilling Company, prior to our acquisition of it on April 1, 2005. During 2006, changes took place at the Company which will prevent errors of this type in the future. Some of those changes included the addition of an Internal Audit Department as a result of becoming a public company, hiring a Tax Director, and improvements to key control procedures in response to management’s assessment under Section 404 of the Sarbanes-Oxley Act. The Company no longer outsources its tax function. Management believes it has significantly upgraded its controls, policies and procedures and its accounting personnel since its initial public offering in November 2005.

The quantitative analysis for the impact of the error is presented in the tables below. The impact of treating certain costs as fully deductible is presented in journal entry form for the annual periods through 2005. For the periods prior to April 1, 2005, there was no balance sheet or income statement impact as the Company had established a full valuation reserve for its net operating loss carryforwards. The only impact in these periods would be on the information presented in the footnotes to the financial statements, disclosing the total amount of gross deferred tax asset and the related offsetting valuation allowance. Periods prior to 2000 were never reported to the public as the Company did not become an SEC registrant until November 2005. The income statement entries that would have been made to record the current period impact of the error for the annual periods prior to 2006 are as follows:

Period Ended	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/2005
	DR(CR)	DR(CR)	DR(CR)	DR(CR)	DR(CR)	DR(CR)	DR(CR)

Income Tax Expense	$127,000	$132,000	$241,000	$170,000	$294,000	$287,000	$384,000
Deferred Tax Asset	(127,000)	(132,000)	(241,000)	(170,000)	(294,000)	(287,000)	(462,000)
Deferred Tax Liability	—	—	—	—	—	—	78,000

Valuation Reserve	127,000	132,000	241,000	170,000	294,000	287,000	—
Income Tax Expense	(127,000)	(132,000)	(241,000)	(170,000)	(294,000)	(287,000)	—

In connection with recording the purchase price allocation for the Company’s April 1, 2005 acquisition of the stock of Thornton Drilling Company, the Company reversed its deferred tax asset valuation reserve. Therefore, the correction for periods prior to April 1, 2005 impacted goodwill. The current period impacts of the income tax errors for the quarterly periods ended March 31, 2005 through December 31, 2005 are presented in the table below:

	3/31/2005	6/30/2005	9/30/2005	12/31/2005
Quarter Ended	DR(CR)	DR(CR)	DR(CR)	DR(CR)

Income Tax Expense	$71,000	$131,000	$131,000	$122,000
Valuation Reserve	(71,000)	—	—	—
Deferred Tax Asset	(71,000)	(157,000)	(157,000)	(148,000)
Deferred Tax Asset Valuation Allowance	71,000	—	—	—
Deferred Tax Liability	—	26,000	26,000	26,000

The following quantitative measures for these time periods were considered:

2005 Financial Statement Impact	Quarter Ended 3/31/2005	Quarter Ended 6/30/2005	Quarter Ended 9/30/2005	Quarter Ended 12/31/2005
Operating Income	0%	0%	0%	0%
Pre-tax Income	0%	0%	0%	0%
Net Income	0%	12.9%	Not meaningful	2.8%
Total Assets	0%	0.1%	0.1%	0.1%
Total Equity	0%	0.2%	0.2%	0.1%
EBITDA	0%	0%	0%	0%

As required under SAB Topic 1:M to assess the materiality of the error, we considered the magnitude, nature of the item and the specific circumstances surrounding the misstatement. While we recognized that the error correction appeared quantitatively significant when compared to net income for the quarter ended September 30, 2005, we noted the SEC staff’s guidance in SAB Topic 1:M that, when assessing materiality, “exclusive reliance on...any percentage or numerical threshold has no basis in the accounting literature or the law.” We also noted in that guidance that a percentage used as a numerical threshold may serve as an initial step in assessing materiality, but a full analysis of all relevant considerations, both on a quantitative and qualitative basis, must be made to assess the significance of an item to users of a registrant’s financial statements. In considering the particular circumstances surrounding the misstatement, we noted that the percentage impact on net income for the quarter ended September 30, 2005 was abnormally high and we believed not meaningful, as compared to the percentage impact on pre-tax income and operating income, due to deferred tax adjustments recognized in that period which had reduced net income to a nominal amount. Because there was no discernable change in the trend in our pre-tax earnings in any of the impacted periods, we concluded that qualitative considerations should be carefully analyzed before concluding whether the error was material to any impacted period.

In analyzing the qualitative considerations, the Company determined that the error did not mask a change in operating earnings or other trends, did not impact the Company’s reporting of operating income versus an operating loss, did not impact the calculation of management’s compensation and did not affect the Company’s compliance with debt covenants or other contractual requirements. We further noted that the correction did not impact our operating income or EBITDA, which we believe are key factors that investors consider when evaluating our financial performance. EBITDA has been disclosed as a non-GAAP measure in each of our earnings releases, in the selected financial data table of each of our Form 10-Ks and in our Form S-1 Registration Statement, as amended. As we describe in those documents, we believe that EBITDA is a common alternative measure of operating performance used by investors, financial analysts and rating agencies. Based on these considerations, we concluded that the income tax error had no discernable impact on trends in our earnings. It is the Company’s view that the correction of the error would not have influenced or caused a change in the decision of a person relying on the financial reports. Our belief is supported by the fact that that the Company’s closing stock price was virtually unchanged after our third quarter 2006 Form 10Q was filed, which included recognition of the error correction and clear disclosure that the correction had been made. Based on these considerations and under the specific circumstances of the error, the Company does not believe that the recurring nature of the error is substantially significant such that it would cause the error to be considered material to any period impacted.

If you have any questions or require any further information, please do not hesitate to contact me at 817-546-4312.

Sincerely, /s/ A.J. Verdecchia
A.J. Verdecchia Vice-President and Chief Financial Officer